Exhibit 99.2

Acreage Holdings Acquires Nature’s Way Nursery of Miami, Inc.

New York City, NY – Jan 4, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) announced it has closed the acquisition of Florida-based Nature’s Way Nursery of Miami, Inc. (“Nature’s Way”). Nature’s Way was awarded a vertically integrated operating license last summer and will operate the business as Green Owl Pharms, the name under which it it was awarded the operating license.

The previously disclosed transaction paves the way for Acreage to bring cannabis products to Florida residents throughout the state. As of December 28, 2018, there were more than 209,000 total cannabis patients in Florida according to the Florida Department of Health Office of Medical Marijuana Use.

“The combination of policy and demographics in Florida makes it one of the largest growth cannabis markets in the U.S. and we could not be more pleased to close this deal,” said Kevin Murphy, Founder, Chairman, and Chief Executive Officer of Acreage. With the fourth largest population in the U.S., Florida is expected to quickly become the fifth largest cannabis market with an estimated $1.1 billion in retail cannabis sales by 2022, according to Arcview Market Research.

Terms of the Transaction

Acreage paid the shareholders of Nature’s Way $67 million plus assumption of certain transaction expenses of the sellers, with $63 million payable in cash, of which $10 million had previously been escrowed in November at the time the parties signed the definitive transaction agreement. The remaining $4 million in consideration will be paid in units of a subsidiary of Acreage, High Street Capital Partners, LLC. The units are exchangeable for Subordinate Voting Shares of Acreage at the election of the holder.

Nature’s Way holds a vertically integrated operating license to operate a cultivation and processing facility as well as up to 30 medical cannabis dispensaries, which Acreage anticipates will carry The Botanist retail banner and soon-to-launch cannabis products. Acreage anticipates that it will invest significant financial capital throughout Florida to build out its cultivation and retail operations.

ABOUT ACREAGE HOLDINGS

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states in which it is licensed to operate. With operating licenses in 19 states, Acreage serves a population of more than 172 million Americans and an estimated 2022 total addressable market of approximately $14 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience.

FORWARD LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward looking information. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects the current beliefs of Acreage and is based on information currently available to Acreage and on assumptions that Acreage believes are reasonable. These assumptions include, but are not limited to, the anticipated benefits to Acreage of the transaction described above. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive board or regulatory approvals; the actual results of future operations; competition; changes in legislation affecting Acreage; the timing and availability of external financing on acceptable terms; and lack of qualified, skilled labor or loss of key individuals and the other factors identified in Acreage’s Listing Statement. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward- looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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Investor Contact:	Media Contact:
Steve West	Howard Schacter
Investors@acreageholdings.com	h.schacter@acreageholdings.com

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